Exhibit 99.1

2350 – 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Phone: 604-685-2323 Fax: 604-629-5228 www.bajamining.com
July 2, 2008	TSX:BAJ

PRESS RELEASE

BAJA MINING CLOSES SALE OF 30% OF BOLEO PROJECT TO KOREAN CONSORTIUM FOR US$294 MILLION CASH AND PROJECT FUNDING , AND INCREASES SENIOR DEBT FINANCING TO US$665 MILLION

Baja Mining Corp. (the “Company” or “Baja”) is pleased to announce that on the 30th of June it completed the transaction (the “Transaction”, as described in its press releases of April 17, 2008 and June 3, 2008) with a consortium of Korean companies (the “Consortium”) led by Korea Resources Corporation (“Kores”).

Baja is pleased to welcome its new development partners and Consortium members: Kores, LS-Nikko Copper Inc., Hyundai Hysco Co. Ltd., , SK Networks Co. Ltd. and Iljin Copper Foil Co. Ltd.

The Consortium has acquired a 30% interest in Baja’s Mexican subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”) which is currently constructing a mining and milling facility in Santa Rosalia, Mexico (“Boleo” or the “Project”).  In consideration for the acquisition of its interest, the Korean Consortium is:

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paying to Baja approximately US$103 million in cash, of which US$13 million will be deferred until a decision is made relating to the production of manganese at Boleo;

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providing a US$50 million shareholder loan to MMB to fund part of Baja’s construction commitment for Boleo;

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procuring a US$60 million subordinated loan to MMB;

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contributing its 30% share  (estimated by Baja to be approximately US$81 million) of the remaining construction costs for Boleo after senior and subordinated debt financing;

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providing its share of Completion Guarantees in respect of an increased Senior Debt Financing of US$665 million;

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acquiring a right to offtake 30% of the Boleo production on commercial terms.

MMB has also received underwriting commitments from Bayerische Hypo-und Vereinsbank AG a member of UniCredit Group (“HVB”), and the Export Import Bank of Korea (“K-Exim”) to jointly underwrite and arrange a US$665 million senior debt package, consisting of a 17 year US$300 million project debt facility to be provided by K-Exim and a 12 year US$325 million project debt facility together with a US$40 million cost overrun facility to be provided by HVB. The senior debt package commitments have received all necessary credit approvals and are subject only to finalization of due diligence and other standard terms and conditions. These facilities replace the previous underwritten commitment for US$475 million received from HVB in September 2007.

With the completion of the Transaction, Baja has secured sufficient cash and other funding to meet its share of the construction costs into the fourth quarter of 2008. In addition, Baja is well advanced in discussions with offtake counterparties to provide additional financing and thereby further minimise dilution to shareholders.

John Greenslade, President and CEO commented:

“Baja welcomes its new partners, representing some of Korea’s largest companies and the Korean Government, and looks forward to continuing construction and operation of Boleo. The completion of the Transaction, together with receipt of the underwriting commitments from HVB and K-Exim, represents a significant milestone in the development of Boleo, confirming the Project’s robust economics and leaving Baja well funded to continue development of the Project. Baja has retained 70% ownership and control of Boleo, and has attracted a consortium of financially and technically strong partners, all with minimal dilution to existing shareholders.

It is a testament to the quality of the project team assembled by Baja that we have been able to fund this Project while maintaining control and 70% ownership.To the best of my knowledge, the size and scope of this Transaction is unprecendented for a company of this size.

We continue to work closely with our financial adviser, Endeavour Financial International Corporation, to finalise additional offtake funding and to close the final legal documentation in regard to the debt facilities.

Baja is constructing the Boleo copper-cobalt-zinc-manganese project at Santa Rosalia, Baja California Sur, Mexico. Boleo’s targeted date for commissioning is the first quarter of 2010. The average annual production for the first four years at full operating capacity is scheduled to be 56,000 tonnes of copper cathode, 1,500 tonnes of cobalt cathode and 20,000 tonnes of zinc sulphate. Erection of the construction camp and civil earthworks continues on site, with foundation work and plant site construction scheduled to begin in the third quarter of 2008. Receipt of these funds from its new partners will allow Baja to continue construction on schedule and accelerate the pace of procurement and mobilization of contractors.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s projected metal price expectations, the need for additional capital, estimated start of construction of the process plant and other such facilities, potential negotiation and finalization of offtake agreements, estimated production numbers, estimated commissioning date and other statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.